Arrive AI Inc.

12175 Visionary Way

Fishers, Indiana 46038

March 21, 2025

Cara Wirth

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arrive AI Inc.
Amendment No. 1 to Registration Statement on Form S-1
Submitted January 27, 2025
File No. 333-284042 CIK No. 001818274

Dear Ms. Wirth:

By letter dated February 20, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Arrive AI Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form S-1 filed on January 27, 2025. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses in bold.

Amendment No. 1 to Registration Statement on Form S-1 Filed January 27, 2025

Risk Factors

If we materially breach the Exclusive Patent License Agreement..., page 13

1.	We note that you added this risk factor in response to prior comment 7. Please revise to remove the mitigating language “[a]lthough unlikely to happen” as it mitigates the risk presented here. Additionally, please appropriately state the risk to investors if Mr. O’Toole terminates the Exclusive Patent License Agreement.

RESPONSE: The Company has revised its disclosure by removing all mitigating language in the risk factor section and expanded the explanation regarding the risk to investors if Mr. O’Toole terminates the Exclusive Patent License Agreement.

Business, page 31

2.	We note your amended disclosure in response to prior comment 3 and we reissue in part. With respect to your customer agreements/SOWs and your agreements for installing AP3 units that you plan to provide to MaaS in 2025, please revise to disclose the material terms of such agreements. To the extent that you believe certain portions of the agreements are confidential, please consider using Rule 83 to request confidential treatment of information or Item 601(b)(10)(iv) to make certain redactions.

RESPONSE: The Company has made the revisions in all relevant sections of its amended registration statement to address the Staff’s comment in connection with the Company’s Statements of Work (“SOW”). Per our counsel’s discussions with the Staff, since the Company has agreed not to disclose the identity of the parties to the SOWs, we have submitted the relevant SOWs confidentially. Additionally, we have updated the exhibit index on page II-5 to remove agreements that are no longer applicable or material. We have also eliminated references to these agreements in the disclosure within the Registration Statement to reflect these changes.

3.	We note your amended disclosure in response to prior comment 2. To the extent material, please revise to describe the various types of software that you anticipate using in your business. Make it clear, if true, that you do not currently and may never use such software because its use is aspirational in nature.

RESPONSE: The Company has revised its disclosure to describe the various types of software that the Company anticipates using in its business and made it clear, that the Company does not currently and may never use such software because its use is aspirational in nature.

Executive and Director Compensation, page 52

4.	Please revise to include the disclosure required for the most recently completed fiscal year. Refer to Item 402 of Regulation S-K.

RESPONSE: The Company has revised its disclosure to include the most recently completed fiscal year in compliance with Item 402 of Regulation S-K.

5.

We note your amended disclosure in response to prior comment 8. Please individually identify and provide the holdings of the “affiliates to the Company or considered insiders” that hold in the aggregate 552,484 of the shares included in the “All Other Stockholders” group.

Principal and Registered Stockholders, page 57

RESPONSE: The Company has revised its disclosure to address the Staff’s comment.

6.

We note your amended disclosure in response to prior comment 1, however you did not update your Plan of Distribution disclosure as requested. In this section, please revise to state that the shares you are registering represent 100% of the company’s currently issued and outstanding common stock and that all such shares may be freely sold upon effectiveness of the registration statement. State that none of your outstanding shares may be freely sold in reliance on an exemption from registration such as Rule 144 at this time.

Plan of Distribution, page 61

RESPONSE: The Company has revised the Plan of Distribution disclosure on the amended registration statement to clarify that the shares the company is registering represent 100% of the company’s currently issued and outstanding common stock and that all such shares may be freely sold upon the effectiveness of the registration statement. The company has also stated that none of its outstanding shares may be freely sold in reliance on an exemption from registration such as Rule 144 at this time.

Exhibit Index

Exhibit 23.1, page II-5

7.	Please have the consent revised to refer to the correct registration form being filed.

RESPONSE: The Company has provided the consent corresponding to the registration form being filed.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Daniel S. O’Toole

Daniel S. O’Toole

Chief Executive Officer

Arrive AI Inc.